

Mail Stop 3561

December 1, 2015

Via E-mail
Mr. Martin D. Wilson, President
Armstrong Energy Inc.
7733 Forsyth Boulevard, Suite 1625
St. Louis, Missouri 63105

> **Re:** **Armstrong Energy, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed March 26, 2015**
> **File No. 333-191182**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business
Our Coal Preparation Facilities page 5

1.   In future filings please disclose the productive capacity and extent of utilization of each coal preparation facility pursuant to the Instructions to Item 102 of Regulation S-K.

Item 2. Properties
Coal Reserves page 34

2.   We note your disclosure of 59,666 thousand tons of Survant Underground reserves and 198,123 thousand tons of Thoroughbred reserves. Please forward to our engineer as supplemental information and not as part of your filing, your technical reports associated with these mineral reserves pursuant to paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology, and topography.

- A detailed description of your procedures for estimating reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 if you have questions regarding the comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining